07028042

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 9, 2007 at 9:50 am

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Nordea Bank AB's (publ) (Swedish business ID 516406-0120) Finnish affiliated company Nordea Bank Finland Plc (1680235-8) acquired 8,768,800 Amer Sports Corporation shares on November 7, 2007. Nordea Bank Finland Plc now holds 13,313,359 Amer Sports Corporation shares, exceeding three twentieth's (3/20) or 18.41% of Amer Sports Corporation share capital and voting rights.

In addition, Nordea Bank AB's (publ) Finnish affiliated company Nordea Life Assurance Finland Ltd (0927072-8) holds 217,074 Amer Sports Corporation shares or 0.30% of share capital and voting rights.

In total, Nordea Group holds 18.71% of Amer Sports Corporation shares.

Nordea Bank Finland Plc has also made forward market transactions involving Amer Sports Corporation. These forward market transactions will mature in November 2007 (2,000 shares), in December 2007 (4,706,000 shares), in February 2008 (8,899,500 shares) and in March 2008 (11,600 shares). When the December 2007 forward market transactions mature, Nordea Bank Finland Plc and Nordea Group holdings of Amer Sports Corporation will fall below 3/20 and in February 2008 below 1/20.

Amer Sports capital consists of 72,318,750 issued shares.

AMER SPORTS CORPORATION
Communications

SUPPL

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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